RICHTER

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Desjardins Securities International Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Desjardins Securities International Inc. for the year ended December 31, 2021, which were agreed to by Desjardins Securities International Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Desjardins Securities International Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2021. Management is responsible for Desjardins Securities International Inc.'s compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries of $1,483.15, noting no difference.

2. Compared the Total Revenue amount reported on 2/2a of the audited Form X-17A-5 for the year ended December 31, 2021 to the Total Revenue amount of $1,650,648.31 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2021 and noted no difference.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 5, net gain from securities in investment accounts, of $2,866.00 to the trial balance of the Company as at December 31, 2021, noting no difference.

   b. Compared deductions on line 8, other loss not related either directly or indirectly to the securities business, of $6,606.01 to the addition of the balances; gain and loss on foreign exchanges and interest income, as included in the trial balance of the Company as at December 31, 2021, noting no difference.

   c. Compared deductions on line 9, total interest and dividend expense, of $1,131.18 to the trial balance of the Company as at December 31, 2021, noting no difference.

MONTRÉAL

1981 McGill College
Montréal QC H3A 0G6
514.934.3400

TORONTO

181 Bay St., #3510
Bay Wellington Tower
Toronto ON M5J 2T3
416.488.2345

CHICAGO

200 South Wacker Dr., #3100
Chicago, IL 60606
312.828.0800

RICHTER.CA

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $1,653,257.14 and $2,479.89, respectively of the Form SIPC-7, noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Desjardins Securities International Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Richter LLP[1]

Montreal, Québec
February 22, 2022

[1]CPA auditor, CA, public accountancy permit No. A129175